Exhibit 99.1

Claude Enters Into Royalty Transaction with Orion Mine Finance

Trading Symbols: TSX: CRJ, OTCQB: CLGRF

SASKATOON, March 20, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ; OTCQB: CLGRF) today announced that it has completed a Net Smelter Return ("NSR") royalty agreement with Orion Mine Finance Fund ("Orion") on the Seabee Gold Operation for proceeds of U.S. $12 million for a three (3) percent NSR.

Neil McMillan, President and CEO stated, "Orion's partnership comes at a pivotal time for Claude and specifically for the Seabee Gold Operation as we move the Santoy Gap into our production profile. Orion's confidence in our long-term plan demonstrates the opportunities that exist at the Seabee Gold Operation to increase production, margins and, in turn, shareholder value. The combination of the royalty proceeds and the sale of the Madsen Gold Project provide the Company with the financial strength to execute on our long-term plan."

Transaction Summary

Under the terms of the NSR, Claude will receive U.S. $12 million for a three (3) percent NSR on production from the Seabee Gold Operation. The NSR provides Claude with the option to repurchase half or 1.5 percent of the 3 percent NSR for U.S. $12 million, expiring on December 31, 2016. The NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month.

The use of proceeds from the transaction will be used for further development at the Seabee Gold Operation and for general working capital purposes.

Medalist Capital Ltd has acted as advisor to Claude with respect to the NSR purchase.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 17:11e 20-MAR-14